UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On December 2, 2024, MultiMetaVerse Holdings Limited (the “Company” or “MMV”) entered into a Company Cooperation Agreement (the “Cooperation Agreement”) with Zhao Mingwei (“Zhao”) and Li Yuanfeng (“Li”) to jointly establish a joint-venture in Hong Kong, leveraging their respective resources to Bitcoin and Bitcoin mining machines. MMV will hold 80% of the shares of the to-be-formed joint-venture company, Zhao will hold 10% of the shares, and Li will hold the remaining 10%. Pursuant to the Cooperation Agreement, MMV will issue Zhao and Li 1,000,000 shares each, subject to the condition that (i) the closing share price of MMV on Nasdaq exceeds US$1.00 within 2 months after the announcement of the signing of this agreement, and (ii) either (x) the closing price is not less than US$1.00 for more than 10 consecutive trading days on Nasdaq during those two months, or (y) the number of Bitcoin invested by the joint venture company is not less than 50, and the joint venture company will recover the shares.

A copy of the Cooperation Agreement is attached hereto as Exhibit 10.1, and is incorporated by reference. The foregoing summary of the terms of the Cooperation Agreement is subject to, and qualified in its entirety, by such document.

MMV has issued a press release in connection with the Cooperation Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Cooperation Agreement dated December 2, 2024
99.1	Press Release dated December 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 3, 2024

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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